UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated July 31, 2018, announcing Q2 2018 net sales of Soliqua® 100/33/ Suliqua®  by Sanofi of DKK 127 million/USD 20 million, which is an increase of 260 % over the same period last year.

Lyxumia®/Adlyxin® (lixisenatide) sales amounted to DKK 45 million/USD 7 million, which is a decrease of 14% versus the same period last year.

Zealand will receive Q2 2018 royalty revenue from Sanofi’s sales of Soliqua® 100/33/ Suliqua®  of DKK 11.5 million/USD 1.8 million and from Lyxumia®/Adlyxin™ (lixisenatide) of DKK 3.6 million/USD 0.6 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: July 31, 2018

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated July 31, 2018

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